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SEC FILE NUMBER
0001109279

CUSIP NUMBER
87307P101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Tvia, Inc.

Full Name of Registrant

Former Name if Applicable
4001 Burton Drive

Address of Principal Executive Office (Street and Number)
Santa Clara, California 95054

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Registrant is undertaking an accounting review of its financial results for the year ended March 31, 2006 and the quarters ended June 30, 2006 and September 30, 2006 with respect to certain accounting practices and revenue recognition matters. The Registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, by the required filing date of November 14, 2006 because it needs additional time to assess the impact of the review on its financial results. The Registrant currently expects to file the Quarterly Report not later than five calendar days after November 14, 2006.
Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Except for the historical information contained herein, the matters set forth in this Form 12b-25, including the Registrant’s expectations as to the timing of filing its Form 10-Q and the impact of the Registrant’s accounting review on its historical financial statements, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Report Act of 1995. These forward-looking statements speak only as of the date hereof and are subject to risks and uncertainties that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to, the results and effect of the Registrant’s review of its financial results, the periods which may be impacted and its failure to file the Form 10-Q within the permitted extension time, and the risks detailed from time to time in the Registrant’s periodic reports filed under the Exchange Act, including its Annual Report on Form 10-K for the year ended March 31, 2006 and its quarterly report on Form 10-Q for the quarter ended June 30, 2006. The Registrant disclaims any intent or obligation to update or revise any forward looking statements.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Keith P. Yee	408	327-8000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant does not know what impact the outcome of its review described in Part III above may have on its results of operations for the corresponding period of the prior year.

Tvia, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 14, 2006	By	/s/ Keith P. Yee

Keith P. Yee
Chief Financial Officer and Secretary